Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas
41st Floor
New York, New York 10036
December 21, 2006
VIA EDGAR AND FACSIMILE: (202) 942-9527
Securities & Exchange Commission
100 F Street, N.E.
Mail Stop 0305
Washington, DC 20549

Re:	Freedom Acquisition Holdings, Inc. Registration Statement on Form S-1 (File No. 333-136248) (as amended, the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 460 and Rule 461 of the Securities Act of 1933, as amended, Freedom Acquisition Holdings, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on December 21, 2006, or as soon thereafter as practicable.
     The Company acknowledges that:
(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly Yours,
By:	/s/ Nicolas Berggruen
	Name:	Nicolas Berggruen
	Title:	President and Chief Executive Officer